UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Amendment No. 8)*
Under the Securities Exchange Act of 1934

Navios Maritime Partners L.P.
(Name of Issuer)
Common Units, representing limited partner interests
(Title of Class of Securities)
Y62267409
(CUSIP Number)

Vasiliki Papaefthymiou
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco
(011) + (377) 9798-2140
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 31, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62267409

1	NAMES OF REPORTING PERSONS
Navios Maritime Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
216,054 (1)

	8	SHARED VOTING POWER
2,562,893 (1)

	9	SOLE DISPOSITIVE POWER
216,054

	10	SHARED DISPOSITIVE POWER
2,562,893 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,562,893 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.63% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Represents common units (the “Common Units”) of Navios Maritime Partners L.P. (the “Issuer”), 2,340,170 of which are owned by Alpha Merit Corporation (“Alpha Merit”), a wholly-owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), 6,669 of which are owned by Navios GP L.L.C. (“Navios GP”), a wholly-owned subsidiary of Navios Holdings, and 216,054 of which are owned directly by Navios Holdings.

(2)	Based on 20,289,526 partnership interests outstanding as of March 31, 2021, which includes all of the Common Units (19,877,573) and general partnership units (411,953) of the Issuer.

CUSIP No. Y62267409

1	NAMES OF REPORTING PERSONS
Alpha Merit Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,340,170 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,340,170 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,340,170 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.53% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Represents the Common Units of the Issuer owned by Alpha Merit, a wholly-owned subsidiary of Navios Holdings.

(2)	Based on 20,289,526 partnership interests outstanding as of March 31, 2021, which includes all of the Common Units (19,877,573) and general partnership units (411,953) of the Issuer.

CUSIP No. Y62267409

1	NAMES OF REPORTING PERSONS
Navios GP L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,669 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,669 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,669 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents the Common Units of the Issuer owned by Navios GP, a wholly-owned subsidiary of Navios Holdings.

(2)	Based on 20,289,526 partnership interests outstanding as of March 31, 2021, which includes all of the Common Units (19,877,573) and general partnership units (411,953) of the Issuer.

Explanatory Note
Except as specifically amended and supplemented by this Amendment No. 8 (“Amendment No. 8”), and by Amendment No. 1 filed on July 20, 2011, Amendment No. 2 filed on June 20, 2012, Amendment No. 3 filed on March 13, 2015, Amendment No. 4 filed on November 28, 2017, Amendment No. 5 filed on April 4, 2018, Amendment No. 6 filed on May 24, 2019, and Amendment No. 7 filed on September 5, 2019, all other provisions of the Schedule 13D filed by the Reporting Persons on July 24, 2008 (the “Original Schedule 13D”) remain in full force and effect. The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby supplemented to include the following:
On March 31, 2021, pursuant to the Agreement and Plan of Merger, dated as of December 31, 2020 (the “Merger Agreement”), by and among the Issuer, Navios Maritime Containers L.P. (“NMCI”), NMM Merger Sub LLC, a direct wholly-owned subsidiary of the Issuer (“Merger Sub”), and Navios Maritime Containers GP LLC, NMCI’s general partner, Merger Sub merged with and into NMCI, with NMCI being the surviving entity and a direct wholly-owned subsidiary of the Issuer (the “Merger”).
Under the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each outstanding common unit of NMCI that was held by a unitholder other than the Issuer, NMCI and their respective subsidiaries was converted into the right to receive 0.3900 of a Common Unit. In the Merger, (i) Navios Holdings received an additional 40,587 Common Units, (ii) Alpha Merit received an additional 445,421 Common Units, and (iii) Navios GP received 6,669 Common Units.
The foregoing description of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 99.1 to the Form 6-K filed by the Issuer with the SEC on January 4, 2021.

Item 4. Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 3 of this Amendment No.8.

Item 5. Interest in Securities of the Issuer.
This Amendment No. 8 amends and restates Item 5(a) and (b) to the Schedule 13D as set forth below:
(a) As of the date hereof, Navios Holdings (i) through its wholly-owned subsidiary Alpha Merit, beneficially owns 2,340,170 Common Units, representing 11.53% of the outstanding partnership interests of the Issuer, (ii) through its wholly-owned subsidiary Navios GP, beneficially owns 6,669 Common Units, representing 0.03% of the outstanding partnership interests of the Issuer, and (iii) directly owns 216,054 Common Units, representing 1.06% of the outstanding partnership interests of the Issuer. As of the date hereof, the Reporting Persons together own 12.63% of the outstanding units of the Issuer.
(b) The Reporting Persons together have shared voting and dispositive power in respect of 2,562,893 Common Units, and Navios Holdings has sole voting and dispositive power in respect of 216,054 Common Units.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 3 of this Amendment No. 8.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2021

Navios Maritime Holdings Inc.

By:	/s/ Angeliki Frangou
Name: Angeliki Frangou
Title: Chief Executive Officer

Alpha Merit Corporation

By:	/s/ George Achniotis
Name: George Achniotis
Title: President/Director

Navios GP L.L.C.

By:	/s/ Vasiliki Papaefthymiou
Name: Vasiliki Papaefthymiou
Title: Secretary